Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Autonomix Medical, Inc. (the "Company") for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, or units of securities of our report dated May 31, 2024, except for Note 6(a) and 8(a) as to which the date is November 12, 2024, with respect to the financial statements of the Company included in its Current Report on Form 8-K filed on February 28, 2025. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described Note 1 to the financial statements. We also consent to the reference of our firm under the caption "Experts" in the Registration Statement.

/s/ Forvis Mazars, LLP

Atlanta, Georgia

February 28, 2025